

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

Mark D. Mroczynski
President
FirstEnergy Transmission, LLC
5001 NASA Boulevard
Fairmont, WV 26554

Re: FirstEnergy Transmission, LLC
Registration Statement on Form S-4
Filed October 8, 2024
File No. 333-282554

Dear Mark D. Mroczynski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Erin E. Martin